Exhibit 4.76

Power of Attorney

(English translation)

We, Foshan Shangtai Education Technology Co., Ltd. are duly established and validly registered under the laws of the People’s Republic of China (the “PRC”) with legal address at F5-06, 5/F, Country Garden Center, No.1 Country Garden Avenue, Beijiao Country Garden Community, Shunde District, Foshan City, Guangdong Province (address declared).

At any time after the date of the execution of this Power of Attorney, if we invest in or control any other entities (including but not limited to companies, schools and other affiliates in which we hold, directly or indirectly, at least 50% of investment interests), we undertake to add such new entities to the list of the Affiliate Companies or Schools in this Power of Attorney.

Subject to compliance with laws and regulations of the PRC, we hereby irrevocably authorize Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd. (“WFOE”) to exercise the following rights concerning the equity interest and sponsorship right of the Affiliate Companies or Schools within the effective term of this Power of Attorney:

We exclusively authorize WFOE or its designated representative (the “Entrusted Party”) to exercise our rights on behalf of us according to the Entrusted Party’s own will, which include but not limited to:

1	Proposing to convene shareholders’ meetings or board meetings according to the articles of association of the Affiliate Companies or Schools (as applicable), attending the shareholders’ meetings and the board meetings of the Affiliate Companies or Schools, and executing relevant resolutions;

2	Exercising all rights of shareholder or sponsor of the Affiliate Companies or Schools that we are entitled to under relevant laws and the articles of association of the Affiliate Companies or Schools on their shareholders’ meetings or board meetings, including but not limited to the voting right, the nomination right and the appointment right;

3	Representing us to submit documents which shall be submitted by shareholders or sponsors of the Affiliate Companies or Schools to relevant governmental authorities;

4	Exercising the right of dividend, the right to sell, transfer or assign, pledge or dispose all or part of the equity interest owned by us, the right of distribution of residual properties after the liquidation of the Affiliate Companies or Schools and other rights in relation to the operation of the Affiliate Companies or Schools under the laws and articles of association of the Affiliate Companies or Schools;

5	Constituting the liquidation group and exercising the authorities of the liquidation group in the event of liquidation or dissolution of the Affiliate Companies or Schools, including but not limited to the management of assets of the Affiliate Companies or Schools;

6	Reviewing the resolutions of shareholders’ meetings (if applicable) and the resolutions of the board meetings of the Affiliate Companies or Schools, records, the financial statements and reports of the Affiliate Companies or Schools in accordance with the laws; and

7	Exercising any other rights of us as the shareholder or the sponsor of the Affiliate Companies or Schools, including but not limited to rights provided under the laws and the articles of association of the Affiliate Companies and Schools.

Within the effective term of this Power of Attorney and subject to the laws and regulations of the PRC, we undertake to deliver the dividends, bonus, any other property or return received from the Affiliate Companies and Schools or any return received from the schools to WFOE or any third party designated by WFOE without any consideration in return as soon as possible within three (3) days after receipt of such dividends, bonus, any return with regard to assets.

During the term that we are a shareholder or a sponsor of the Affiliate Companies or Schools, this Power of Attorney shall be irrevocable and continuously effective from the date of execution of this Power of Attorney, regardless of the change of percentage of equity interest held by us in such Affiliate Companies or Schools. When and only when WFOE serves a written notice to us concerning the substitution of the Entrusted Party, we shall immediately designate another Entrusted Party nominated by WFOE to exercise the rights under this Power of Attorney. Once the new entrustment is made, the new entrustment shall supersede the previous one and our consent to the new entrustment is not required. We shall not revoke the delegation and entrustment we have made to the Entrusted Party except for in the abovementioned event. During the effective term of this Power of Attorney, we hereby waive all the rights which have been authorized to the Entrusted Party through this Power of Attorney and shall not exercise such rights.

We hereby acknowledge any legal consequences caused by the Entrusted Party’s exercise of the authorities and agree to bear any liabilities thereof. We hereby confirm that in any case the Entrusted Party shall not be required to bear any liabilities or make any economic compensation for exercise of such authorities. Moreover, we agree to compensate for any damage suffered or might be suffered by WFOE for exercise of the rights under this Power of Attorney and hold WFOE harmless, including but not limited to any loss due to litigations, recoveries, arbitrations, claims for compensation or any other losses caused by administrative investigation and punishment conducted by governmental authorities.

We will provide the Entrusted Party with sufficient assistance on the exercise of the abovementioned rights, and cause the Affiliate Companies or Schools to provide sufficient assistance, including timely executing the shareholders meetings’ documents or other legal documents provided by the Entrusted Party when necessary (for instance, to satisfy documentation requirements for submissions made to relevant governmental authorities for approval, registration or filing purpose), and authorizing the Entrusted Party to get access to information concerning the operation, business, clients, finance, staff, etc. of the Affiliate Companies or Schools and to consult relevant materials of the Affiliate Companies or Schools.

If the authorization or exercise of the abovementioned rights cannot be realized for any reason within the effective term of the Power of Attorney (except for the reason that we breach this Power of Attorney), the parties shall seek an alternative which is most similar to the arrangements hereunder and modify or adjust the terms and conditions of the Power of Attorney by signing supplemental agreements as necessary to ensure the realization of the purpose of the Power of Attorney.

This Power of Attorney takes effect on the date of execution and shall be continuously effective during the effective term of the Exclusive Management Service and Business Cooperation Agreement any supplemental agreement thereto executed by and among WFOE, the Subsidiaries, us, and other parties.

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Foshan Shangtai Education Technology Co., Ltd.

(Seal) Foshan Shangtai Education Technology Co., Ltd. affixed

By:	/s/ Meirong Yang
Name:	Meirong Yang
Title:	Legal Representative
Date:	August 13, 2021

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